300 E. Sonterra Blvd.
Suite 1220
San Antonio, Texas 78258

October 14, 2013

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Starboard Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2013
File No. 333-191139
Amendment No. 1 to Registration Statement on Form 10
Filed July 26, 2013
File No. 0-54967

Dear Mr. Schwall:

Starboard Resources, Inc. (“Starboard”) hereby responds to the staff’s comments in the letter to Michael Pawelek on the Form S-1 registration statement dated August 16, 2013.  The Company has filed its First Amendment to its Form S-1 Registration Statement as of the date of this letter and all references to page numbers in the comment responses are references to page numbers in the First Amendment to its Form S-1 Registration Statement.

Comment No. 1 - Prior to requesting acceleration of effectiveness for the registration statement on Form S-1, we ask that you please amend your registration statement on Form 10 to reflect all applicable conforming changes.

Starboard will amend its Form 10 to reflect all applicable conforming changes before requesting acceleration of the registration statement on Form S-1.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 14, 2013

Comment No. 2 - We note your response to prior comment 1. Please revise your disclosure throughout the prospectus to reflect that the shares offered in this offering will be sold at a fixed price for the duration of the offering. In that regard, we note that your disclosure at page 108 reflects that “once a market has been developed for [y]our common stock, the shares may be sold…at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed.”

Starboard has deleted the referenced sentence in its Form S-1/A filed contemporaneously herewith.

Supplemental Financial Data, page 64

Comment No. 3 - We note your response to prior comment eight specifies “Impetro Resources LLC (Impetro) is a predecessor because the Company acquired all of it in a single succession of a series of related successions in 2011.” We understand there was common control among Hunton Oil Partners LP, Giddings Oil and Gas Partners LP, and ASYM Energy Fund III LP that are presented on a combined basis prior to the Roll-up Date and on a consolidated basis subsequently, whereas the underlying business of these entities has remained with the same shareholder group before and after the Roll-up Date, notwithstanding the incremental shares issued in acquiring an additional interest in Impetro. If the combined operations of Hunton Oil Partners LP, Giddings Oil and Gas Partners LP, and ASYM Energy Fund III LP constituted a business apart from the interests in Impetro, characterizing either these entities or Impetro as predecessor operations would appear to be imprecise and inconsistent with the definition set forth in Rule 405 of Regulation C.

Please revise your document as necessary to remove references of Impetro being a predecessor entity or explain in further specificity why this designation is correct.

Starboard has deleted the referenced sentence in its Form S-1/A filed contemporaneously herewith.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76
Liquidity and Capital Resources, page 81

Comment No. 4 - We note your response to prior comment 12. Please revise to clarify why you believe that you will fund your 2013 capital budget predominantly with cash flows from operations. In that regard, we note that as of June 30, 2013 you had over $7 million remaining in your estimated capital budget for 2013 (assuming the low end of your estimated range), and for the six months ended June 30, 2013, had net cash provided by operating activities of $2,234,971. We also note that your net cash provided by operating activities for such period was less than your net cash provided by operating activities for the same period in the prior year.

Starboard has updated the referenced paragraph on page 81 of its Form S-1/A filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 14, 2013

Executive Compensation, page 94
Summary Compensation Table, page 98

Comment No. 5 - We note your response to prior comment 15. However, it appears that there is a mathematical error in the calculation of the stock award in the Summary Compensation Table for Mr. Pawelek. Please advise or revise.

Starboard has revised the referenced number in its Form S-1/A filed contemporaneously herewith.

Comment No. 6 - Your employment agreements and summary compensation table reflect that 116,550 shares of common stock were earned by Mr. Pawelek, Mr. Shaw and Mr. Vo. However, you disclose at pages 95-97 that they each earned 116,500 shares of common stock. Please revise or advise.

Starboard has revised the referenced numbers in its Form S-1/A filed contemporaneously herewith.

Principal and Selling Stockholders, page 105

Comment No. 7 - Please update your disclosure to provide the information in this section as of the most recent practicable date. See Item 403 of Regulation S-K. In that regard, we note your disclosure that the table sets forth information with respect to beneficial ownership of your common stock as of August 26, 2013.

Starboard has revised the referenced date to October 14, 2013 in its Form S-1/A filed contemporaneously herewith.

Exhibits

Comment No. 8 - We note that Exhibit 5.1 will be filed by amendment. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits.

Starboard has filed Exhibit 5.1 as an exhibit to its Form S-1/A filed contemporaneously herewith.

Consolidated Statements of Changes in Stockholder’s Equity, page F-4

Comment No. 9 - We note your response to comment 18 specifies that the issuance of 1,519,146 shares to ASYM III, LP occurred prior to the roll-up date. Please tell us and disclose the nature and terms of the transaction whereby ASYM III, LP acquired 1,519,146 of your common shares. In addition, tell us how you determined the recorded amount of $1,290,000 equity related is the issuance of the shares to ASYM III, LP. Lastly, tell us how you determined the recorded amount of $9,989,845 equity associated with 6,030,854 common shares presented as of January 1, 2011 in your statement of stockholders’ equity.

Starboard has revised Note 5 in its consolidated and combined financial statements in its Form S-1/A filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 14, 2013

ASYM Energy Fund III LP had member cash contributions totaling $1,290,000 in March and April 2011 for member units in ASYM Energy Fund III, LP.  In total, ASYM Energy Fund III, LP received 3,236,134 Starboard common shares as described in the Exchange Agreement for substantially all of their assets and liabilities at June 13, 2011. In total, ASYM Energy Fund III, LP had $2,748,000 in contributions since its inception. The pro-rata issuance of Starboard common shares to ASYM Energy Fund III, LP was at approximately $0.849161376 a common share (2,748,000/3,236,134). The $1,290,000 in cash contributions divided by the pro rata price per common shares equals the 1,519,146 common shares.

The recorded amount of $9,989,845 is made up of the historical contributions and earnings of the Common Controlled Entities. The total shares outstanding as of 1/1/11 were 6,030,854 and were issued for total historical contributions of $8,699,750. The remaining amount of $1,290,095 represents the historical cumulative earnings of the Common Controlled Entities.

Note 2 – Summary of Significant Accounting Policies, page F-7
Principles of Consolidation, page F-8

Comment No. 10 - We note since the Roll-up Date, your consolidated financial statements include the accounts of Starboard and its wholly owned subsidiaries, ImPetro and Impetro Operating LLC. Prior to the Roll-up Date, the accompanying consolidated financial statements reflected the historical combined results of the Common Controlled Entities. Please revise the headings on the face of and notes to your financial statements to precisely describe the nature of the financial statements from a pre and post roll-up perspective. Lastly, please have your auditors make similar changes to their report on page F-1

Starboard has added “combined” to titles in its financial statements where combined information was presented and added clarity where needed in its Form S-1/A filed contemporaneously herewith.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 14, 2013

ACKNOWLEDGMENT

Reference is made to the Form S-1/A, as amended (the “Form S-1/A”), filed concurrently herewith with the Securities and Exchange Commission (the “Commission”) by Starboard Resources, Inc.  Starboard Resources, Inc. acknowledges with respect to the Form S-1/A that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare any filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Pawelek
Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.

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